                         CORTLAND BANCORP PRESS RELEASE

Cortland, Ohio (February 2, 2001) - Cortland Bancorp (OTC Bulletin Board:
"CLDB") today announced that the Company's Board of Directors has approved a Resolution authorizing a stock repurchase program of up to 4.9% of the Company's outstanding common stock. This repurchase program will commence on February 7, 2001. The number of shares to be repurchased will depend on market conditions. Accordingly, there is no guarantee as to the exact number of shares to be repurchased. Currently, Cortland Bancorp has approximately 3,815,125 shares outstanding.

Rodger W. Platt, Chairman and President of Cortland Bancorp, stated that the repurchase program will expire not later than February 6, 2002. The Board of Directors approved the repurchase program in view of current economic and financial conditions, market factors, alternate investment strategies and the strong capital position of the Company and its banking subsidiary, The Cortland Savings and Banking Company. The Company believes that the repurchase of its shares represents an attractive investment opportunity which will benefit both the Company and its stockholders.

According to Mr. Platt, the repurchases generally will be effected through open market purchases, but may also be conducted through privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission. The repurchased shares become treasury shares primarily for use by the Company's Dividend Reinvestment Plan (DRIP), but shares may also be repurchased for other general corporate purposes.

During the twelve month period ended February 2, 2001, the Company concluded a similar stock repurchase program. Under that program, the Company repurchased 138,343 shares, or 3.6% of the outstanding shares, at an average price of $16.51 per share.

As of December 31, 2000, Cortland Bancorp reported total assets of $ 429.5 million and shareholders' equity of $47.7 million, representing more than 11% of total assets. Net income for 2000 was $5.110 million compared to $4.862 million in 1999. Earnings per share amounted to $1.34 in 2000, up 5.5% from the $1.27 achieved last year.

Cortland Bancorp's principal subsidiary is the Cortland Savings and Banking Company (the "Bank"). The Bank is a full-service, state-chartered bank engaged in commercial and retail banking services. The Bank's commercial and consumer services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, commercial leasing, cash management, night depository, automated teller services, safe deposit boxes, money order services, travelers checks, Internet banking, on-line bill payments and other miscellaneous services normally offered by commercial banks.

Business is conducted at a total of twelve offices, encompassing Trumbull County, Portage County, Astabula County, and Mahoning County, all in northeastern Ohio. Chartered by the State of Ohio, The Cortland Savings and Banking Company was founded in 1892 and is a member of the Federal Reserve System.